Citigroup Center

153 East 53rd Street

New York, New York 10022-4611

Andrew E. Nagel To Call Writer Directly: (212) 446-4973 anagel@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900 Dir. Fax: (212) 446-4900

April 26, 2007

By Electronic Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele Anderson
Ms. Cheryl Grant
Mr. Kyle Moffatt
Mr. Dean Suehiro

	Re:	Citadel Broadcasting Corporation
Responses to Comments on Amendment No. 2 to Registration
Statement on Form S-4 filed on April 5, 2007
File No. 333-13957

Dear Ms. Anderson:

We are in receipt of your letter dated April 17, 2007, wherein you make comments to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-139577) (the “Registration Statement”) filed by Citadel Broadcasting Corporation, a Delaware corporation (“Citadel”), with the Securities and Exchange Commission (the “Commission”) on April 5, 2007. The Registration Statement relates to, among other things, the merger of a subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with a subsidiary of Citadel.

Set forth below are the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”), indicated in bold, together with responses thereto by Citadel. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which Citadel has filed with the Commission contemporaneously with the transmission of this letter.

Concurrently herewith we are providing to you under separate cover copies of Amendment No. 3 marked to show the changes made from Amendment No. 2. For your convenience, we also are supplementally providing to you a copy of Annex A to this letter marked against Annex A to our letter to the Staff of April 5, 2007.

Chicago            Hong Kong            London            Los Angeles            Munich            San Francisco            Washington, D.C.

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Opinion and Analysis of JPMorgan as Citadel’s Financial Advisor, page 123

Opinion and Analysis of Merrill Lynch as Citadel’s Financial Advisor, page 138

1.	Please include in the section summarizing JPMorgan’s opinion your response to our prior comment seven that the substance of JPMorgan’s final analyses to the Citadel board on February 4, 2006 was “substantially similar to those subsequently presented on February 6, 2006, with the exception of [your list of various summarized final transaction terms].” Provide in the section summarizing Merrill Lynch’s opinion, similar confirmation, if true, regarding Merrill Lynch’s February 4, 2006 and February 6, 2006 presentations to the Citadel board.

In response to the Staff’s comment, the disclosure in the sections summarizing JPMorgan’s opinion and Merrill Lynch’s opinion, on pages 127 and 138-139, respectively, has been revised.

2.	We note your response to our prior comment ten. Yet we also note that the Citadel board and advisors did consider, among other disclosed matters, the draft ABC Radio Business budget for 2006 to 2010 in reaching their conclusions in February 2006 regarding the merger and that the Citadel board did consider the draft budget in reaching its conclusion in November 2006 regarding the amended merger agreement. Therefore, please provide us with a copy of the draft budget that management provided to the Citadel board and the advisors. Also provide an analysis in your response letter as to whether each of the different kinds/groups of detailed information in the budget, for example, particular groupings of related line items, is material to investors in assessing the conclusions reached by the financial advisors and the board. As part of your analysis, describe to what extent the board and the advisors relied on each kind of information in reaching their conclusions.

Alternatively, revise the prospectus/information statement to include all of the ABC Radio Business budget projections provided to Citadel and Citadel’s financial advisors with any statements as to the current limitations of such projections and how the board and the advisors considered the projections along with the other factors mentioned in the prospectus/information statement.

Citadel respectfully submits that disclosure of the projections provided by management of Disney or the ABC Radio Business to Citadel and/or its financial advisors would not be helpful to stockholders. In the interest of expediting the review process, however, Citadel has revised the disclosure in the section entitled “The Transactions” to include a new subsection

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entitled “Certain Financial Forecasts Relating to the ABC Radio Business,” which begins on page 123 and includes information reflected in the draft ABC Radio Business budget for fiscal years 2006 to 2010 and the draft ABC Radio Business budget for fiscal year 2007 provided by management of Disney or the ABC Radio Business to Citadel and/or its financial advisors.

Material United States Federal Income Tax Consequences … page 146

3.	We have reviewed your proposed revisions to the disclosure in this and related sections provided in Annex A to your response letter. To the extent possible, please avoid using the term “generally” in these sections. A tax discussion that summarizes counsel’s opinion should be phrased as definitively as possible.

In response to the Staff’s comment, the proposed revised disclosure supplementally provided to the Staff in Annex A of our response letter dated April 5, 2007 has been revised. Those revisions are reflected in the proposed revised disclosure to the subsection entitled “Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” and related sections contained in Annex A to this letter. This revised tax disclosure will be reflected in an amendment to the Registration Statement prior to the Registration Statement being declared effective.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 3. Acquisitions and Dispositions, page 76

Note 5. Intangible Assets, page 79

4.	We note that you refer to third-party independent appraisals. While you are not required to make reference to these independent appraisals, when you do you should disclose the name of the expert and include the consent of the expert in the filing. If you decide to delete your reference to the independent appraisals, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuations.

In response to the Staff’s comment, Citadel intends to delete the reference to the independent appraisals from its subsequent reports filed under the Exchange Act of 1934, as amended, in future filings, commencing with the quarterly report on Form 10-Q for the period ended March 31, 2007. Moreover, we respectfully submit that the independent appraisals Citadel utilized in determining the fair value of the FCC licenses and goodwill for significant acquisitions, as discussed in Notes 3 and 5 to Citadel’s Form 10-K, related to an immaterial amount of Citadel’s total intangible assets. As discussed in Note 3, Citadel’s aggregate purchase price allocations for acquisitions completed in 2006, which were based upon information available as of December 31, 2006 including a third party appraisal for the FCC licenses and certain other assets, totaled approximately $18 million. In contrast, as discussed in Note 5, Citadel’s total intangible assets was approximately $2.0 billion, of which the $18 million was an immaterial part.

We respectfully submit that the disclosure in Citadel’s Form 10-K for the fiscal year ended December 31, 2006 (“Citadel’s Form 10-K”) explains the theoretical models and assumptions that Citadel used in determining the valuations. Specifically, Note 5 to Consolidated Financial Statements on pages 79 and 80 of Citadel’s Form 10-K states:

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“The Company determines the fair value of the FCC licenses for each of its reporting units by relying primarily on a discounted cash flow approach assuming a start-up scenario in which the only assets held by an investor are FCC licenses. The fair value of FCC licenses for each reporting unit contains significant assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a market. These variables would include but not be limited to: (1) the forecasted growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures; (2) market share and profit margin of an average station within a market; (3) estimated capital start-up costs and losses incurred during the early years; (4) risk-adjusted discount rate; (5) the likely media competition within the market area; and (6) expected growth rates in perpetuity to estimate terminal values.”

In addition, the discussion in Note 5 to Consolidated Financial Statements on page 79 and 80 of Citadel’s Form 10-K describes the annual and interim test and methodologies that Citadel conducted of its FCC licenses and goodwill in accordance with SFAS No. 142:

“To determine the fair value, the Company uses an income and/or market approach for each reporting unit. The market approach compares recent sales and offering prices of similar properties. The income approach uses the subject property’s income generated over a specified time and capitalized at an appropriate market rate to arrive at an indication of the most probable selling price. If actual market conditions are less favorable than those projected by the industry or us, including the expected economic recovery in our New Orleans market from the affects of Hurricane Katrina, or if an event occurs or circumstances change that would, more likely than not, reduce the fair value of our FCC licenses or goodwill below the amounts reflected in the balance sheet, we may be required to recognize impairment charges in future periods, which could have a material impact on our financial condition or results of operations.

The Company’s reporting unit is the radio market, and the Company compares the carrying amount of the FCC licenses and goodwill, respectively, in each market to the estimated fair value of that market’s FCC licenses and goodwill, respectively.”

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Financial Statements of ABC Radio Group

5.	Please present the interim combined statements of group equity.

In response to the Staff’s comment, Disney has informed Citadel that a combined statement of group equity was not provided because there has not been a significant change therein since September 30, 2006, the date of ABC Radio Holdings’ most recent audited financial statements. Therefore, as Disney believes is typical, a combined statement of group equity has not been provided and Disney respectfully submits that no such statement is necessary.

6.	Please present the segment disclosures.

In response to the Staff’s comment, and in response to the Staff’s suggestions made during our April 4, 2007 and subsequent telephone conversations, Disney has revised the disclosure in the section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” on page 56 and pages 58-64, and in Note 1 to the Unaudited Combined Financial Statements beginning on page F-5 and Note 1 to the Combined Financial Statements beginning on page F-14.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to Citadel, please feel free to contact me by phone at (212) 446-4973 or by facsimile at (212) 446-6460 or my colleague, Laura B. Mutterperl, by phone at (212) 446-4974 or by facsimile at (212) 446-6460. In addition, the Staff may direct any questions or comments that it may have with regard to Disney to Morton A. Pierce at Dewey Ballantine LLP, counsel to Disney and ABC Radio Holdings, by phone at (212) 259-6640 or by facsimile at (212) 259-6333 or M. Adel Aslani-Far at Dewey Ballantine LLP by phone at (212) 259-7606 or by facsimile at (212) 259-6333.

Sincerely,
/s/ Andrew E. Nagel
Andrew E. Nagel

Enclosures

cc:	Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation
Alan N. Braverman, Esq., The Walt Disney Company
Morton A. Pierce, Esq., Dewey Ballantine LLP
M. Adel Aslani-Far, Esq., Dewey Ballantine LLP
Laura B. Mutterperl, Esq., Kirkland & Ellis LLP

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Annex A

Annex A

Questions and answers, on page 2:

Q:	What are the Material United States Federal Income Tax Consequences to Citadel Stockholders and Disney Stockholders Resulting from the Spin-Off, the Merger and the Special Distribution?

A:	Disney and ABC Radio Holdings have received private letter rulings from the United States Internal Revenue Service, which we refer to as the IRS rulings and the IRS, respectively, and tax opinions from Dewey Ballantine LLP, and Citadel has received a tax opinion from Kirkland & Ellis LLP, regarding certain aspects of the spin-off, the merger and the special distribution. In the IRS rulings issued to Disney and ABC Radio Holdings, the IRS has ruled, among other things, that stockholders of Disney generally will not recognize any gain or loss for United States federal income tax purposes upon the receipt of ABC Radio Holdings common stock in the spin-off. The IRS has also ruled, and in the opinions received from Dewey Ballantine LLP and Kirkland & Ellis LLP, counsel has concluded, among other things, that stockholders of ABC Radio Holdings will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock into shares of Citadel common stock in the merger, except to the extent of any cash received by an ABC Radio Holdings stockholder instead of a fractional share.

In addition, in the opinion received from Kirkland & Ellis LLP, counsel has concluded that the special distribution that Citadel has agreed to pay, pursuant to the merger agreement, only to pre-merger Citadel stockholders in connection with the transactions (i) will be taxable to pre-merger Citadel stockholders for United States federal income tax purposes as dividend income, to the extent paid out of Citadel’s earnings and profits as calculated for United States federal income tax purposes, and (ii) to the extent the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of basis and thereafter as capital gain.

The tax consequences described above may not apply to all stockholders. For further information regarding the material United States federal income tax consequences of the transactions to stockholders of Citadel and Disney and limitations relating to the IRS rulings and counsels’ opinions, please see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 148.

Tax matters are very complicated and the consequences of the transactions to any particular stockholder will depend on that stockholder’s particular facts and

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circumstances. Citadel and Disney stockholders are urged to consult their own tax advisors to determine their own tax consequences from the transactions.

Summary, beginning on page 11

Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution

Disney and ABC Radio Holdings have received IRS rulings and tax opinions from Dewey Ballantine LLP, and Citadel has received a tax opinion from Kirkland & Ellis LLP, regarding certain aspects of the spin-off, the merger and the special distribution. In the IRS rulings issued to Disney and ABC Radio Holdings, the IRS has ruled, among other things, that stockholders of Disney generally will not recognize any gain or loss for United States federal income tax purposes upon the receipt of ABC Radio Holdings common stock in the spin-off. The IRS has also ruled, and in the opinions received from Dewey Ballantine LLP and Kirkland & Ellis LLP, counsel has concluded, among other things, that stockholders of ABC Radio Holdings will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock into shares of Citadel common stock in the merger, except to the extent of any cash received by an ABC Radio Holdings stockholder instead of a fractional share.

In addition, in the opinion received from Kirkland & Ellis LLP, counsel has concluded that the special distribution that Citadel has agreed to pay, pursuant to the merger agreement, only to pre-merger Citadel stockholders in connection with the transactions (i) will be taxable to pre-merger Citadel stockholders for United States federal income tax purposes as dividend income, to the extent paid out of Citadel’s earnings and profits as calculated for United States federal income tax purposes, and (ii) to the extent the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of basis and thereafter as capital gain.

The tax consequences described above may not apply to all stockholders. For further information regarding the material United States federal income tax consequences of the transactions to stockholders of Citadel and Disney and limitations relating to the IRS rulings and counsels’ opinions, please see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 148.

Tax matters are very complicated and the consequences of the transactions to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Citadel and Disney stockholders are urged to consult their own tax advisors to determine their own tax consequences from the transactions.

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Annex A

Material United States Federal Income Tax Consequences... page 146

Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution

The following discussion summarizes the material United States federal income tax consequences of the spin-off, the merger and the special distribution to Disney stockholders and Citadel stockholders. This summary is based on the Internal Revenue Code, the United States Treasury regulations promulgated under the Internal Revenue Code and interpretations of the Internal Revenue Code and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to stockholders of Citadel or Disney that are United States holders. A United States holder is a beneficial owner of Citadel common stock or Disney common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

This summary does not discuss all of the United States federal income tax considerations that may be relevant to Citadel stockholders or Disney stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as:

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt organizations;

•	retirement plans;

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•	financial institutions;

•	mutual funds;

•	partnerships or other pass-through entities and investors in such entities;

•	holders that hold their shares as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders that are subject to the alternative minimum tax; or

•	holders that acquired their shares upon the exercise of employee stock options or otherwise as compensation.

This summary is limited to holders that hold Citadel common stock, Disney common stock or ABC Radio Holdings common stock, as applicable, as a capital asset. This summary does not address any estate, gift or other non-income United States federal tax consequences or any state, local or foreign tax consequences.

THIS SUMMARY IS GENERAL IN NATURE AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. CITADEL AND DISNEY STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF, THE MERGER AND THE SPECIAL DISTRIBUTION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

The Spin-Off

Disney and ABC Radio Holdings have received private letter rulings from the IRS in connection with the spin-off. Among the IRS rulings are rulings to the effect that the spin-off will qualify as a nonrecognition transaction to Disney and its stockholders under section 355(a) of the Internal Revenue Code. Although IRS rulings generally are binding on the IRS, Disney and ABC Radio Holdings will not be able to rely on the rulings if the factual representations made to the IRS in connection with the rulings are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the rulings are not complied with. Further, the IRS has not ruled, and will not rule, on whether the spin-off satisfies certain of the requirements necessary to obtain nonrecognition treatment under section 355(a) of the Internal Revenue Code, which we refer to as the No Rule Requirements. Rather, the IRS rulings are based upon representations by each of Disney and ABC Radio Holdings that the No Rule

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Requirements have been satisfied, and any inaccuracy in such representations could invalidate the ruling.

In addition to the IRS rulings, Disney and ABC Radio Holdings have received tax opinions from their counsel, Dewey Ballantine LLP, regarding certain matters relating to the spin-off that are not addressed by the IRS rulings, including that the No Rule Requirements will be satisfied. It is a condition to the spin-off that the tax opinions of Dewey Ballantine LLP be reissued at the time of closing. The tax opinions of Dewey Ballantine LLP are based on, among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in current law, which may be retroactive, or the failure of any representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions are not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions.

Among other things, the IRS rulings also conclude that:

•	no gain or loss will be recognized by (and no amount will be included in the income of) Disney stockholders on the receipt of the ABC Radio Holdings common stock in the spin-off;

•

the aggregate basis of the common stock of Disney and ABC Radio Holdings in the hands of a Disney stockholder after the spin-off will equal such stockholder’s aggregate basis in the common stock of Disney immediately prior to the spin-off, allocated in proportion to the fair market value of each; and

•

the holding period of the ABC Radio Holdings common stock received by a Disney stockholder in the spin-off will include the holding period of the Disney common stock on which the distribution was made.

A tax-free spin-off would become taxable to Disney (but would remain tax-free to Disney stockholders) pursuant to section 355 (e) of the Internal Revenue Code if 50% or more of the stock of either Disney or ABC Radio Holdings were acquired, directly or indirectly by certain persons (including through a direct or indirect acquisition of the stock of Citadel, as the parent of ABC Radio Holdings, after the merger), as part of a plan or series of related transactions that included the spin-off. The gain recognized by Disney, if the spin-off were taxable, likely would be very substantial. See “Risk Factors—If the transactions included in the separation do not qualify as tax-free transactions or the merger does not qualify as a tax-free reorganization for United States federal income tax purposes, then Disney and/or Disney stockholders may be responsible for the payment of United States federal income and other taxes” beginning on page

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25. The tax sharing and indemnification agreement will restrict Citadel and its affiliates from taking certain actions (tainting acts) that could jeopardize the tax-free status of the spin-off, and will require Citadel to indemnify Disney against tax-related losses to Disney that arise as a result of tainting acts by Citadel or its affiliates. See “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 186, “Risk Factors—Citadel will be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the separation” on page 27 and “Risk Factors—Citadel may be required to indemnify Disney for taxes resulting from acts prohibited by the tax sharing and indemnification agreement” beginning on page 27. If Disney recognizes gain on the spin-off for reasons not related to a tainting act by Citadel or its affiliates, Citadel would not be required to indemnify Disney under the tax sharing and indemnification agreement.

The Merger

Disney and ABC Radio Holdings have received private letter rulings from the IRS in connection with the merger to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. In addition, Disney and ABC Radio Holdings have received tax opinions from their counsel, Dewey Ballantine LLP, and Citadel has received a tax opinion from its counsel, Kirkland & Ellis LLP, to the same effect as the IRS rulings. These opinions are attached as exhibits to the registration statement of which this information statement/prospectus is a part and will be reissued at the time of closing. The opinions are based on the IRS rulings, and the opinions as well as the IRS rulings are based on, among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in current law, which may be retroactive, or the failure of any representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by the IRS in its rulings or by counsel in their opinions.

The IRS rulings also conclude that:

•

no gain or loss will be recognized by an ABC Radio Holdings stockholder on the exchange of ABC Radio Holdings common stock solely for Citadel common stock in the merger (including any fractional share interest to which the shareholder would be entitled);

•

the aggregate basis in the hands of an ABC Radio Holdings stockholder of the Citadel common stock received in the merger (including any fractional share interest to which the shareholder would be entitled) will equal the aggregate basis of the ABC Radio Holdings common stock exchanged;

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•

the holding period an ABC Radio Holdings stockholder will have for Citadel common stock received in the merger (including any fractional share interest to which the shareholder would be entitled) will include the holding period in the ABC Radio Holdings common stock exchanged therefor; and

•

an ABC Radio Holdings stockholder receiving cash instead of a fractional share of Citadel common stock will recognize capital gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share.

Gain or loss recognized with respect to cash received instead of a fractional share will constitute long-term capital gain or loss if the holding period in the ABC Radio Holdings common stock converted in the merger (determined as described above) exceeds 12 months as of the date of the merger. The deductibility of capital losses is limited.

The Special Distribution

Citadel has agreed to make a special distribution to its pre-merger stockholders pursuant to the merger agreement. In connection with the special distribution, Citadel has received a tax opinion from Kirkland & Ellis LLP, which is attached as an exhibit to the registration statement of which this information statement/prospectus is a part, to the effect that:

•

the special distribution will be treated as dividend income to pre-merger Citadel stockholders, to the extent paid out of Citadel’s current or accumulated earnings and profits (as determined under United States federal income tax principles); and

•

to the extent, if any, that the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the stockholder’s tax basis in its shares of Citadel common stock until such basis is reduced to zero, and thereafter as capital gain.

The special distribution may be considered an “extraordinary” dividend, under certain United States federal income tax rules relating to extraordinary distributions by corporations, depending on the facts and circumstances of the stockholder. Treatment of the special distribution as extraordinary may affect a corporate stockholder’s tax basis in its shares of Citadel common stock or result in gain being recognized with respect to such stock and, with respect to an individual stockholder, may affect the tax characterization of a sale of his or her shares of Citadel common stock. Thus, each stockholder is strongly urged to consult with its, his or her own tax advisor regarding the specific tax treatment of the special distribution, including all applicable state, local, foreign and United States federal tax considerations.

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Annex A

Backup Withholding Tax, Information Reporting and Record Keeping

Non-corporate holders may be subject to information reporting and backup withholding tax on cash payments received in lieu of fractional shares, in the case of Disney stockholders, or the special distribution, in the case of Citadel stockholders. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding tax or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the IRS. Treasury regulations require all stockholders to retain records regarding the amount, basis and fair market value of property they receive in the spin-off or the merger. In connection with the merger, temporary Treasury regulations require each “significant holder” (for example, an ABC Radio Holdings stockholder that holds 1% or more, by vote or value, of ABC Radio Holdings’ common stock immediately before the merger) to include a statement setting forth certain information regarding the merger with such stockholder’s federal income tax return.